March 28, 2017

VIA EDGAR

Trace Rakestraw, Esq.

Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Mutual Funds Trust
File Nos. 333-214468, 811-23213

Dear Mr. Rakestraw:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ALPS Distributors, Inc., the principal underwriter in connection with the proposed offering of the shares of USCF Mutual Funds Trust, hereby respectfully requests that the above-captioned registration statement, as amended by pre-effective amendment no. 3 filed with the Securities and Exchange Commission on March 24, 2017, be ordered effective on Wednesday, March 29, 2017, at 9:00 a.m., or as soon thereafter as practicable.

ALPS Distributors, Inc.

By: /s/ Steven B. Price
Steven B. Price
SVP & Director of Distribution Services